Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: March 31, 2026

McCormick & Company is Making Life More Flavorful

OUR HISTORY

Founded in 1889 in Baltimore, Maryland, McCormick & Company is a global leader in flavor.

The company manufactures, markets and distributes herbs, spices, seasoning mixes, condiments and other flavorful products to consumers and food industry customers.

Consumer: McCormick's products reach grocery store consumers in approximately 150 countries and territories around the world.

Flavor Solutions: McCormick develops custom flavor products for consumer food & beverage manufacturers and the foodservice industry.

No matter where you are in the world, you're likely enjoying food or beverages flavored by McCormick.*

Frank's RedHot

McCormick – Leading Mayo Mexico

Schwartz – Leading Spices UK

McCormick

French's

Ducros – Leading Spices France

Cholula

Vahiné – Leading Dessert Aid France

*Source: Euromonitor International Limited, Cooking Ingredients and Meals 2024ed, McCormick & Co Inc., Herbs and Spices retail value sales, World, 2023 data.

61% CONSUMER




Sales by Category
Spices & Seasonings 22%
Recipe Mixes 6%
Condiments & Sauces 22%
Regional Leaders 12%
Flavors 21%
Branded Foodservice 9%
Custom Condiments 4%
Coatings, Bulk Spices & Herbs 4%

39% FLAVOR SOLUTIONS



Reflects McCormick's business including McCormick de Mexico. See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings.

Products sold to consumers in over

150 COUNTRIES & TERRITORIES

around the world

A strong track record of shareholder returns, with

40 CONSECUTIVE YEARS

of increasing quarterly dividends

FY 2025 Sales by Region

$7.7bn[1]



APAC
9%
EMEA
17%
74%
Americas

Sales and EBIT from FY2023-2025

($ figures in billions)	FY25[1]	FY24	FY23
Sales	**7,741.0**	**6,723.7**	**6,662.2**
EBIT (Operating Income)	**1,292.0**	**1,068.2**	**1,024.0**

Sources: Company filings.
Notes: McCormick FYE is November 30th.
[1] Reflects McCormick's business including McCormick de Mexico. See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings.



A strong track record of growing brands through M&A



LAWRY'S
KAMIS
KOHINOOR FOODS LIMITED
DAQIAO
BRAND AROMATICS
LA DROGHERIA 1880
STUBB'S
GIOTTI Your Natural Flavor House
GOURMET GARDEN
FRANK'S RedHot
French's
FONA INTERNATIONAL
CHOLULA
McCORMICK

Net Sales FY09

[1] Reflects McCormick's business including McCormick de Mexico. See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings.

Net Sales FY25[1]

McCormick is committed to doing what's right for people, communities where we live, work and source and the planet we all share. More information on our Purpose & Vision can be found here.

United Nations Global Compact

FTSE4Good

MSCI ESG RATINGS AA

GLOBAL100 2025 THE WORLD'S MOST SUSTAINABLE CORPORATIONS

Learn more at www.globalflavorleader.com

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "will," "aim," "expects," "anticipates," "intends," "looks," "believes," "vision," "ambition," "target," "goal," "plan," "potential," "work towards," "may," "milestone," "objectives," "outlook," "probably," "project," "risk," "continue," "should," "would be," "seeks," or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management's current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (v) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vi) uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (vii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (viii) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (ix) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (x) the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xi) the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiii) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company's filings with the Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick's website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick's shareholders in connection with the proposed transaction. Information about McCormick's directors and executive officers and their ownership of McCormick's common stock is set forth in McCormick's proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick's securities have changed since the amounts printed in McCormick's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.

Non-GAAP and Other Financial Information

This document includes the following financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP").

- EBIT is defined as net income plus expenses for interest and income taxes.

McCormick presents non-GAAP financial measures to provide its investors with an additional tool to evaluate McCormick's operating results in a manner that focuses on what McCormick believes to be its core business operations and what McCormick uses to evaluate its business operations and for internal budgeting and resource allocation purposes. These non-GAAP measures may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles, and management exercises judgment in determining which items should be excluded in the calculation of non-GAAP measures. The presentation of non-GAAP financial information is not meant to be considered in isolation from, as superior to or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, the corresponding GAAP financial measures.

When possible with respect to non-GAAP financial measures presented with respect to historical periods, McCormick provides a reconciliation of its historic non-GAAP financial measures to its most closely applicable GAAP financial measures in the documents filed by McCormick with the SEC. McCormick is unable to provide a reconciliation of certain non-GAAP guidance measures to the corresponding GAAP measures on a forward-looking basis because doing so would not be possible without unreasonable effort due to, among other things, the potential variability and limited visibility of the excluded items and expectations as to the financial performance of McCormick upon the completion of the merger. For the same reasons, McCormick is unable to address the probable significance of the unavailable information. McCormick is presenting forward looking non-GAAP financial measures for illustrative purposes and may not report on this basis going forward. McCormick financial figures presented herein are based on management estimates.

In January 2026, McCormick completed its acquisition of an additional 25% ownership interest in McCormick de Mexico, increasing its ownership of McCormick de Mexico to 75%. Prior to the acquisition, McCormick accounted for 50% ownership interest as an equity method investment and recorded its proportional share of earnings as income from unconsolidated operations. The acquisition of the additional ownership interest resulted in the consolidation of McCormick de Mexico's financial results. McCormick FY25 sales and EBIT figures included in this document include 100% of McCormick de Mexico's earnings as if the acquisition was completed at the beginning of fiscal 2025.